UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-39933

FORM 12b-25	CUSIP Number 91704K202

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

urban-gro, Inc.
Full Name of Registrant

Former Name if Applicable

1751 Panorama Point, Unit G
Lafayette, CO 80026
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by urban-gro, Inc. (the “Company”) in its Current Report on Form 8-K, as filed on August 14, 2024 (the “Prior 8-K”), the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) determined that it was necessary to restate the Company’s audited consolidated financial statements as of and for the years ended December 31, 2022 and December 31, 2023, included in the Annual Report on Form 10-K with respect to such periods and the Company’s unaudited condensed consolidated interim financial statements as of and for each of the fiscal quarters in the years ended 2023 and 2022, and the quarter ended March 31, 2024, included in the Quarterly Reports on Form 10-Q with respect to such periods (collectively, the “Restatements”). The Restatements are primarily required to be made as a result of errors related to accounting for deferred tax liabilities associated with historical share-purchase acquisitions made by the Company. Accounting for the initial deferred tax liabilities associated with the acquisitions was determined to be proper, but the majority of the deferred tax liabilities that were recorded in connection with the share-purchase acquisition of each acquired company should have been recorded as income tax benefits to the statement of operations shortly after each acquisition. The Company had amortized these deferred tax liabilities to the statement of operations corresponding to the amortization of the intangible assets with which they were associated.

As a result of delays due to the Restatements described above, the Company is unable to complete its unaudited condensed consolidated financial statements and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) by the prescribed due date for such filing. The Company plans to file the Form 10-Q as soon as practicable following the completion of the Restatements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bradley Nattrass	(720)	390-3880
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company continues work on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. Due to the ongoing work relating to those delinquent filings, the Company is not currently able to provide a reasonable estimate regarding any significant change in its results of operations as of the date of this filing.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing review.

These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, and the possibility that the ongoing re-audit may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

urban-gro, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2024	By:	/s/ Bradley Nattrass
Bradley Nattrass
Chief Executive Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).